Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-149799

Issuer Free Writing Prospectus dated March 27, 2008

TERM SHEET

Issuer:	The Dun & Bradstreet Corporation
Size:	$400,000,000
Security Type:	Senior Notes
Coupon:	6.000%
Maturity:	April 1, 2013
Price:	100.000%
Yield:	6.000%
Spread:	346.9 bps
Benchmark Treasury:	2.750% due 02/28/2013
Treasury Spot:	101-00 1/4 (2.531% yield)
Coupon Dates:	April 1 and October 1
First Coupon:	October 1, 2008
Settlement:	April 1, 2008
Make Whole Call:	Greater of par or make-whole at Treasury Rate plus 55 bps
Anticipated Ratings:	A- (S&P)/A- (Fitch)
Joint Bookrunning Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc.
Co-Manager:	Barclays Capital Inc.

Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

Interest Rate Adjustment

The interest rate payable on the senior notes will be subject to adjustments from time to time if either of Fitch Inc., a subsidiary of Fimalac, S.A., and its successors (“Fitch”), or Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc., and its successors (“S&P”), or any Substitute Rating Agency (as defined below), downgrades (or subsequently upgrades) the debt rating assigned to the senior notes, in the manner described below.

If the rating of the senior notes from Fitch or any Substitute Rating Agency is decreased to a rating set forth in the immediately following table, the interest rate on the senior notes will increase from the interest rate payable on the senior notes on the date of their issuance by the percentage set forth opposite that rating:

Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency.

If the rating of the senior notes from S&P or any Substitute Rating Agency is decreased to a rating set forth in the immediately following table, the interest rate on the senior notes will increase from the interest rate payable on the senior notes on the date of their issuance by the percentage set forth opposite that rating:

Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency.

If at any time the interest rate on the senior notes has been adjusted upward and either Fitch or S&P (or either Substitute Rating Agency), as the case may be, subsequently increases its rating of the senior notes to any of the threshold ratings set forth above, the interest rate on the senior notes will be decreased such that the interest rate for the senior notes equals the interest rate payable on the senior notes on the date of their issuance plus the applicable percentages set forth opposite the ratings from the tables above in effect immediately following the increase. If Fitch or any Substitute Rating Agency subsequently increases its rating of the senior notes to BBB- (or its equivalent, in the case of a Substitute Rating Agency) or higher and S&P or any Substitute Rating Agency increases its rating to BBB- (or its equivalent, in the case of a Substitute Rating Agency) or higher, the interest rate on the senior notes will be decreased to the interest rate payable on the senior notes on the date of their issuance.

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Fitch, S&P or any Substitute Rating Agency, shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the senior notes be reduced to below the interest rate payable on the senior notes on the date of their issuance or (2) the total increase in the interest rate on the senior notes exceed 2.00% above the interest rate payable on the senior notes on the date of their issuance.

No adjustments in the interest rate of the senior notes shall be made solely as a result of a rating agency ceasing to provide a rating. If at any time less than two Rating Agencies (as defined under “Description of Senior Notes—Change of Control Offer to Repurchase” in The Dun & Bradstreet Corporation’s preliminary prospectus supplement, dated March 19, 2008 to the prospectus, dated March 19, 2008) provide a rating of the senior notes, we will use our commercially reasonable efforts to obtain a rating of the senior notes from another Rating Agency, to the extent one exists, and if another such Rating Agency rates the senior notes (such rating agency, a “Substitute Rating Agency”), for purposes of determining any increase or decrease in the interest rate on the senior notes pursuant to the table above (a) such Substitute Rating Agency will be substituted for the last Rating Agency to provide a rating of the senior notes but which has since ceased to provide such rating, (b) the relative ratings scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the applicable table above with respect to such Substitute Rating Agency, such ratings will be deemed to be the equivalent ratings used by Fitch or S&P, as applicable, in such table and (c) the interest rate on the senior notes will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the senior notes on their date of issuance plus the appropriate percentage, if any, set forth opposite the rating from such Substitute Rating Agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other rating agency). For so long as only one Rating Agency provides a rating of the senior notes, any subsequent increase or decrease in the interest rate of the senior notes necessitated by a reduction or increase in the rating by the agency providing the rating shall be twice the percentage set forth in the applicable table above. For so long as no Rating Agency provides a rating of the senior notes, the interest rate on the senior notes will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the senior notes on the date of their issuance.

Any interest rate increase or decrease described above will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate. If Fitch or S&P or any Substitute Rating Agency changes its rating of the senior notes more than once during any particular interest period, the last change by such agency during such period will control for purposes of any interest rate increase or decrease described above relating to such agency’s action.

If the interest rate payable on the senior notes is increased as described in this “Interest Rate Adjustment,” the term “interest,” as applicable to the senior notes, will be deemed to include any such additional interest unless the context otherwise requires.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or calling J.P. Morgan Securities Inc. (collect) at (212) 834-4533.